SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2004


                              ASAT Holding Limited
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                (Translation of registrant's name into English)


       14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong
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                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form20-F |X|  Form40-F |_|


      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|  No |X|

      If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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      On February 24, 2004, the Company issued a press release announcing its financial results for the third quarter of fiscal year 2004, ended Jan. 31, 2004. A copy of the press release is attached as Exhibit 99.1.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ASAT Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    February 24, 2004
ASAT Holdings Limited



By:
/s/  Harry R. Rozakis
----------------------------
Harry R. Rozakis
Chief Executive Officer


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                               INDEX TO EXHIBITS

Exhibit No.       Description

99.1 Press release dated February 24, 2004, announcing its financial results for the third quarter of fiscal 2004, ended Jan. 31, 2004.